UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 17, 2010

Via U.S. Mail and Facsimile to 852-2873-0591

John C.K. Sham
President and Chief Executive Officer
Global-Tech Advanced Innovations Inc.
12/F., Kin Teck Industrial Building
26 Wong Chuk Hang Road
Aberdeen, Hong Kong

Re: Global-Tech Advanced Innovations Inc.
Form 20-F for the fiscal year ended March 31, 2010
Filed August 31, 2010
File No. 001-14812

Dear Mr. Sham:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director

cc: Via Facsimile to 216-395-0033
Ryan L. Long